FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL ANNOUNCED NEW DATE FOR ITS ORDINARY GENERAL ASSEMBLY

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

On May 2, 2005, the Board of Directors of Turkcell resolved that since the Ordinary General Assembly of our Company, which was planned to convene on April 28, 2006 postponed as the meeting quorum could not be reached, an invitation shall be made for the Ordinary General Assembly, to convene at “Turkcell Plaza, Conference Room, Mesrutiyet Cad., No:153 Tepebasi, Istanbul” on May 22, 2006, Monday at 15.00 pm to discuss the same items as stated in the postponed meeting’s agenda; and that the necessary actions shall be taken.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ozgur Tokgoz Budgeting and Reporting 02.05.2006, 14:30	Koray Ozturkler Investor Relations 02.05.2006, 14:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

TURKCELL ANNOUNCED DIVIDEND DISTRIBUTION DATE PROPOSAL

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

As we announced on March 23, 2006, our Board of Directors has submitted the dividend distribution proposal pertaining to year 2005, with the Board of Directors’ Resolution dated March 22, 2006 and numbered 464, to be approved at the Ordinary General Assembly meeting proposed to be held on April 28, 2006. However, the Ordinary General Assembly meeting proposed to be held on April 28, 2006 was postponed as the meeting quorum could not be reached. Consequently, on May 4, 2006, our Board of Directors resolved that, dividend distribution periods stated in the aforementioned dividend distribution proposal shall be amended and proposed to the approval of the Ordinary General Assembly to be held on May, 22 2006, in place of the first postponed meeting, as follows:

1)	Cash dividend payments to be made to our shareholders shall be commenced as of May 29, 2006,

2)	The distribution dates of the bonus shares to be issued shall be determined in accordance with the “Board Registration” period of the Capital Markets Board and “the commencement date of the bonus share distribution” which will be approved at the Ordinary General Assembly of our Company to be held on May 22, 2006 in place of the first postponed meeting.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Ozgur Tokgoz Budgeting and Reporting 05.05.2006, 09:30	Koray Ozturkler Investor Relations 05.05.2006, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 8, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer